October 10, 2014

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Escalera Resources Co.
Amendment No. 1 to Registration Statement on
Form S-3
Filed September 12, 2014
File No. 333-197389
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2013
Filed September 12, 2014
File No. 1-33571

Dear Assistant Director Schwall,

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated September 30, 2014 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

1.	Comment: We note your response to our prior comment 2 from our letter to you dated August 9, 2014. However, counsel’s revised legality opinion is limited to matters of federal law and Maryland state law. We reiterate that the opinion should not exclude the law of the jurisdiction governing the agreement or instrument pursuant to which your debt securities are to be issued. In this regard, we note that Section 112 of your forms of senior and subordinated indentures filed as Exhibits 4.4 and 4.5 establishes New York law as the governing jurisdiction. Please obtain and file a new or revised opinion of counsel which retains only appropriate limitations as to scope.

Response: A revised opinion of counsel is filed with the Amendment to the Registration Statement.

2.	Comment: We note from your response to comment 11 in our letter dated August 6, 2014, that you will, in future filings, specifically disclose the quantity and PV-10 value of any material quantities of PUDs that remain undeveloped for five or more years after initial disclosure. However, it appears you determined that such disclosure relating to your undrilled PUDs as of December 31, 2013 is not warranted under Item 1203(d) of Regulation S-K. We believe disclosure regarding these quantities is appropriate. Accordingly, please confirm that, absent any material changes in the relevant circumstances, future filings will address the following with respect to the locations in question:

•	Clarify that the reported proved undeveloped reserve volumes include locations that remain undeveloped for five or more years since initial disclosure.

•	Provide the net quantity of reserves which remain undeveloped.

Provide an explanation for the specific circumstances that justify a time period longer than five years to begin development of these reserves. In formulating your explanation, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: The Company confirms that in future filings, we will specifically disclose the quantity of reserves included within proved undeveloped reserves that remain undeveloped for five or more years since initial disclosure, as well as an explanation for the specific circumstances that justify continued recognition.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-794-8445. My fax number is 303-794-8446.

Regards,

/s/ Adam Fenster

Adam Fenster

Chief Financial Officer